Linklaters Singapore Pte. Ltd. One George Street #17-01 Singapore 049145 Telephone (+65) 6692 5700 Facsimile (+65) 6692 5708 Direct Line +65 6692 5802 amit.singh@linklaters.com

Thomas Kluck

Special Counsel

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

Washington DC 20549

United States of America

November 20, 2020

Dear Mr. Kluck,

Republic of the Philippines

Registration Statement under Schedule B

Filed October 20, 2020

File No. 333-249557

Form 18-K for Fiscal Year Ended December 31, 2019

Filed October 30, 2020

File No. 333-11554

Thank you for your comments on the Registration Statement filed on October 20, 2020 and the Annual Report on Form 18-K filed on October 30, 2020 by the Republic of the Philippines (the “Republic”). We have enclosed a clean Pre-Effective Amendment No. 1 to the Registration Statement under Schedule B along with a courtesy blacklined copy showing changes from the previously filed version. In addition, we have enclosed a clean Amendment No. 1 to the Annual Report on Form 18-K. These changes reflect the Republic’s responses to the comments in your letter dated November 16, 2020, as well as additional updates and revisions. The Republic’s responses to your specific comments are as follows:

Schedule B

General

1.

We note that the registrant may designate a series of debt securities as collective action securities. In future filings, where collective action securities are offered, please provide summary disclosure in the forepart of the prospectus that briefly describes the material terms of the collective action securities.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters Singapore Pte. Ltd. (Company Registration No. 200007472C) is a qualifying foreign law practice, incorporated with limited liability in Singapore. Linklaters Singapore Pte. Ltd. is affiliated with Linklaters LLP, a limited liability partnership registered in England and Wales with registered number OC326345. Linklaters LLP is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ, England or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on Linklaters LLP’s regulatory position.

The Republic confirms that, in future filings where collective action securities are offered, the Republic will provide summary disclosure that briefly describes the material terms of such collective action securities.

Cover Page

Calculation of Registration Fee

2.

We note your disclosure that the fee paid in the prior registration statement has been applied to the registration fee paid in this registration statement. In addition, you disclose that this registration statement will also constitute a post-effective amendment to the prior registration statement. Please note that with any offsetting fee, the prior registration statement should be withdrawn or any offering including the unsold securities should be terminated or completed. See Compliance and Disclosure Interpretation, Securities Act Rules, 240.16. Please revise accordingly or advise us why such revision is not necessary.

The Republic respectfully clarifies that the fee paid in its prior registration statement has not been applied to the registration fee paid in its new registration statement. Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the prospectus contained in the Republic’s registration statement also relates to debt securities and/or warrants registered under the Registrant’s Registration Statement (File No. 333-208780) initially filed on December 29, 2015 under Schedule B and not previously sold in the United States. The Republic has accordingly revised the amount of registration fee and footnote 3 to the “Calculation of Registration Fee” table in the cover page of its new registration statement to make this clarification.

Further Information, page 40

3.

We note that after the registration statement was filed on October 20, 2020, the Philippines filed a Form 18-K for year ended December 31, 2019. Please amend your registration statement to specifically incorporate by reference the latest annual report filed after your initial registration statement and prior to effectiveness. Please also include in the registration statement any material information related to this offering that is in filings made prior to the most recently filed Form 18-K.

The Republic has specifically incorporated by reference the Republic’s annual report on Form 18-K for the year ended December 31, 2019 filed on October 30, 2020 and Amendment No. 1 on Form 18-K/A filed on November 20, 2020, and will specifically incorporate by reference any additional amendments on Form 18-K/A that are filed after the initial Registration Statement on Schedule B was filed and prior to its effectiveness. The Republic confirms that its most recently filed Form 18-K contains any material information related to this offering that was previously contained in filings made prior to such Form 18-K.

Form 18-K for fiscal year ended December 31, 2019

Natural Disasters

Typhoons and Flooding, page D-29

4.	To the extent material, please update this section to discuss the impact of recent typhoons affecting the Philippines.

The Republic has included disclosure discussing the material impacts of recent typhoons affecting the Philippines. The additional disclosure has been added to page 2 of Exhibit E to Amendment No. 1 on Form 18-K/A filed on November 20, 2020.

Thank you for your attention to this matter. Please feel free to contact Amit Singh at +65 6692 5802 or amit.singh@linklaters.com if you or other members of the Staff have any questions about this letter or the enclosed filing.

Yours sincerely,

/s/ Amit Singh
Amit Singh